UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 21)*

                   Under the Securities Exchange Act of 1934

                                  DESIGNS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   25057L10
                                 (CUSIP Number)

                                Seymour Holtzman
                             c/o Jewelcor Companies
                           100 N. Wilkes-Barre Blvd.
                        Wilkes-Barre, Pennsylvania 18702
                                 (570) 822-6277
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                              DECEMBER 30, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) or (4), check the following box.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of  pages
Index to Exhibits on Page

                                  SCHEDULE 13D

CUSIP No. 25057L10                                    Page 2 of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Seymour Holtzman

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                   (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        SEE ITEM 3

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.

               7     SOLE VOTING POWER
                          - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                    - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                      - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                           -0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        - 0 -  SEE ITEM 5

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [X]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14      TYPE OF REPORTING PERSON*

        IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

                                 SCHEDULE 13D

CUSIP No. 25057L10                                    Page 3 of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Evelyn Holtzman

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                   (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        SEE ITEM 3

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.

               7     SOLE VOTING POWER
                          - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                    - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                      - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                          - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        - 0 -  SEE ITEM 5

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [X]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14      TYPE OF REPORTING PERSON*

        IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

                                  SCHEDULE 13D

CUSIP No. 25057L10                                    Page 4 of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        "Jewelcor Management, Inc."
        Federal Identification No.  23-2331228

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                   (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        See Item 3

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S. Nevada

               7     SOLE VOTING POWER
                         1,718,650
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                     1,718,650
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.73%

14      TYPE OF REPORTING PERSON*

        CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

                                  SCHEDULE 13D

CUSIP No. 25057L10                                    Page 5 of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        S.H. Holdings, Inc.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                   (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        See Item 3

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S. Delaware

               7     SOLE VOTING POWER
                         - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                     - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        - 0 -  SEE ITEM 5

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [X]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14      TYPE OF REPORTING PERSON*

        CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

                                 SCHEDULE 13D

CUSIP No. 25057L10                                    Page 6  of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Jewelcor Inc.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                   (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        See Item 3

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S. Pennsylvania

               7     SOLE VOTING POWER
                         - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                     - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        - 0 -  SEE ITEM 5

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [X]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14      TYPE OF REPORTING PERSON*

        CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

Item 1. Security and Issuer.

     This Statement on Schedule 13D ("Schedule 13D") relates to the common stock (the "Common Stock") of Designs, Inc. ("Designs"). The principal executive offices of Designs are located at 66 B Street, Needham, Massachusetts 02194.


Item 2. Identity and Background.

        NO AMENDMENT

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is supplementally amended as follows:

        On December 30, 1999, Jewelcor Management, Inc. ("JMI") purchased 50,000 shares of Common Stock at a total cost (including fees) of $74,015.00 from funds borrowed by JMI against its margin account with Bear Stearns Securities.

Item 4. Purpose of Transaction

        NO AMENDMENT

Item 5. Interest in Securities of the Issuer.

     Item 5 is supplementally amended as follows:

        As of December 30, 1999, JMI beneficially owns an aggregate of 1,718,650 shares of Common Stock. Based upon Designs' Form 10-Q filed December 14, 1999 which reports the number of outstanding shares of the Company to be 16,013,000, JMI beneficially owns approximately 10.73% of said outstanding shares.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.


Item 7. Material to be Filed as Exhibits.

        A listing of the shares of Common Stock that were acquired by the Reporting Persons in the sixty days prior to December 30, 1999 is filed herewith as Exhibit A.

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   January 3, 2000


                            /s/ Seymour Holtzman
                                Seymour Holtzman

                            /s/ Evelyn Holtzman
                                Evelyn Holtzman

                           JEWELCOR MANAGEMENT, INC.

                           By: /s/ Seymour Holtzman
                           Name:   Seymour Holtzman
                           Title:  President

                           JEWELCOR INC.

                           By: /s/ Seymour Holtzman
                           Name: Seymour Holtzman
                           Title: President

                           S.H. HOLDINGS, INC.

                           By: /s/ Seymour Holtzman
                           Name: Seymour Holtzman
                           Title: President

                                                            Exhibit A

             LIST OF TRANSACTIONS WITHIN LAST 60 DAYS

                                                               TOTAL COST/
                    PURCHASED/SOLD         NUMBER OF SHARES    <NET PROCEEDS>
DATE PURCHASED      THROUGH                PURCHASED/<SOLD>    INCLUDING FEES
--------------      ---------              ----------------    ---------------
                   JEWELECOR MGT. INC.
11/05/99                                         38,450          $51,067.38
12/27/99                                         60,000          $89,415.00
12/30/99                                         50,000          $74,015.00
                                                 ------         ------------
                                TOTAL SHARES:   148,450         $214,497.38



